      As filed with the Securities and Exchange Commission on October 9, 1998

                                                                     File No.
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                      FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [X]

     Pre-Effective Amendment No.                                        [ ]
     Post-Effective Amendment No. __                                    [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [X]

     Amendment No.                                                      [ ]

                           ALPINE LIFE INSURANCE COMPANY
                                SEPARATE ACCOUNT ONE
                             (Exact Name of Registrant)

                           ALPINE LIFE INSURANCE COMPANY
                                (Name of Depositor)

                                   P. O. BOX 2999
                              HARTFORD, CT  06104-2999
                     (Address of Depositor's Principal Offices)

                                   (860) 843-6733
                (Depositor's Telephone Number, Including Area Code)

                              MARIANNE O'DOHERTY, ESQ
                           ALPINE LIFE INSURANCE COMPANY
                                   P. O. BOX 2999
                              HARTFORD, CT  06104-2999
                      (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                               CROSS REFERENCE SHEET
                              PURSUANT TO RULE 495(a)

          N-4 ITEM NO.                        PROSPECTUS HEADING
          ------------                        ------------------
     1.   Cover Page                          Alpine Life Insurance Company -
                                              Separate Account One

     2.   Definitions                         Glossary of Special Terms

     3.   Synopsis or Highlights              Summary

     4.   Condensed Financial                 Performance Information
          Information

     5.   General Description of              Alpine Life Insurance Company,
          Registrant                          the Separate Account, The Fixed Account,
                                              and The Funds

     6.   Deductions                          Charges

     7.   General Description of              Your Annuity
          Annuity Contracts

     8.   Annuity Period                      Settlement Provisions

     9.   Death Benefit                       Death Benefits

     10.  Purchases and Contract              The Contract, Contracts Offered, Premium
                                              Payments and Initial Allocations and Contract
                                              Value

     11.  Redemptions                         Withdrawals

     12.  Taxes                               Federal Tax Considerations

     13.  Legal Proceedings                   Legal Matters & Experts

     14.  Table of Contents of the            Table of Contents to Statement of Additional
          Statement of Additional             Information
          Information

     15.  Cover Page                          Part B; Statement of Additional Information


                                       3


     16.  Table of Contents                   Table of Contents

     17.  General Information and History     Introduction

     18.  Services                            None

     19.  Purchase of Securities              Distribution of Contracts
          being Offered

     20.  Underwriters                        Distribution of Contracts

     21.  Calculation of Performance Data     Calculation of Yield and Return

     22.  Annuity Payments                    Settlement Provisions

     23.  Financial Statements                Financial Statements

     24.  Financial Statements and            Financial Statements and
          Exhibits                            Exhibits

     25.  Directors and Officers of the       Directors and Officers of the
          Depositor                           Depositor

     26.  Persons Controlled by or Under      Persons Controlled by or Under
          Common Control with the             Common Control with the Depositor
          Depositor or Registrant             or Registrant

     27.  Number of Contract                  Number of Contract
          Owners                              Owners

     28.  Indemnification                     Indemnification

     29.  Principal Underwriters              Principal Underwriters

     30.  Location of Accounts and            Location of Accounts and Records
          Records

     31.  Management Services                 Management Services

     32.  Undertakings                        Undertakings

                                     Part A

ALPINE LIFE INSURANCE COMPANY
[PRODUCT NAME]
ALPINE LIFE INSURANCE COMPANY SEPARATE ACCOUNT ONE
P. O. Box 5085
Hartford, Connecticut 06102-5085
Telephone: 1-800 [              ]

This Prospectus describes information you should know before you purchase The [Product Name] variable annuity. Please read it carefully.

The [PRODUCT NAME] variable annuity is a contract between you and Alpine Life Insurance Company where you agree to make payments to us and we agree to make a series of payments to you at a later date. The [PRODUCT NAME] is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:


     -  Flexible, because you may add payments at any time.

     - Tax-deferred, which means you don't pay taxes until you take payments out or until we start to make payments to you.

     - Variable, because the value of your annuity will fluctuate with the performance of the stock market.

After purchase, you allocate your payments to "sub-accounts" or subdivisions of our separate account, an account that keeps your annuity assets separate from our company assets. These sub-accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. This annuity offers you funds with investment strategies ranging from conservative to aggressive and you may pick those funds that meet your investment style. The sub-accounts and the funds are listed below:

- Advisers Sub-Account which purchases shares of Class IA of Hartford Advisers HLS Fund, Inc.

- Bond Sub-Account which purchases shares of Class IA of Hartford Bond HLS Fund, Inc.

- Capital Appreciation Sub-Account which purchases shares of Class IA of Hartford Capital Appreciation HLS Fund, Inc.

- Dividend and Growth Sub-Account which purchase shares of Class IA of Hartford Dividend and Growth HLS Fund, Inc.

- Growth and Income Sub-Account which purchases shares of Class IA of Hartford Growth and Income HLS Fund, Inc.

- Index Sub-Account which purchases shares of Class IA of Hartford Index HLS Fund, Inc.

- International Advisers Sub-Account which purchases shares of Class IA of Hartford International Advisers HLS Fund, Inc.

- International Opportunities Sub-Account which purchases shares of Class IA of Hartford

  International Opportunities HLS Fund, Inc.

- MidCap Sub-Account which purchases shares of Class IA of Hartford MidCap HLS Fund, Inc.

- Money Market Sub-Account which purchases shares of Class IA of Hartford Money Market HLS Fund, Inc.

- Mortgage Securities Sub-Account which purchases shares of Class IA of Hartford Mortgage Securities HLS Fund, Inc.

- Small Company Sub-Account which purchases shares of Class IA of Hartford Small Company HLS Fund, Inc.

- Stock Sub-Account which purchases of Class IA of Hartford Stock HLS Fund,
  Inc.

You may also allocate some or all of your payments to the "fixed account", which pays an interest rate guaranteed for at least one year from the time the payment is made. Payments put in the fixed account are not segregated from our assets like the assets of separate account.

If you decide to buy this annuity, you should keep this prospectus for your
records.   You can also call us at 1-800-xxx-xxxx to get a Statement of
Additional Information, free of charge. The Statement of Additional Information contains more information about this annuity and, like this prospectus, is filed with the Securities and Exchange Commission. You should read the Statement of Additional information because you are bound by the terms contained in it. We have included the Table of Contents for the Statement of Additional Information on page __. Although we file the Prospectus and the Statement of Additional information with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commissions' website (HTTP://WWW.SEC.GOV).

This annuity IS NOT:

- a bank deposit or obligation

- federally insured

- endorsed by any bank or governmental agency

- available for sale in all states

Prospectus Dated: [       ], 1998
Statement of Additional Information Dated: [           ], 1998

                               Table Of Contents

                                                                   PAGE
                                                                   ----
Glossary of Special Terms . . . . . . . . . . . . . . . . . . . .
Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
About Us. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Alpine Life Insurance Company. . . . . . . . . . . . . . . .
     Separate Account . . . . . . . . . . . . . . . . . . . . . .
     The Funds. . . . . . . . . . . . . . . . . . . . . . . . . .
     The Fixed Account. . . . . . . . . . . . . . . . . . . . . .
     Performance of the Funds . . . . . . . . . . . . . . . . . .
Your Annuity. . . . . . . . . . . . . . . . . . . . . . . . . . .
     [Product Name] . . . . . . . . . . . . . . . . . . . . . . .
     Payments . . . . . . . . . . . . . . . . . . . . . . . . . .
     Contract Value . . . . . . . . . . . . . . . . . . . . . . .
     Transfers. . . . . . . . . . . . . . . . . . . . . . . . . .
     Charges. . . . . . . . . . . . . . . . . . . . . . . . . . .
     Death Benefits . . . . . . . . . . . . . . . . . . . . . . .
     Withdrawals. . . . . . . . . . . . . . . . . . . . . . . . .
     Settlement Provisions. . . . . . . . . . . . . . . . . . . .
     Other Information. . . . . . . . . . . . . . . . . . . . . .
Federal Tax Considerations. . . . . . . . . . . . . . . . . . . .
     General. . . . . . . . . . . . . . . . . . . . . . . . . . .
     Taxation of Alpine and the Separate Account. . . . . . . . .
     Taxation of Annuities - General Provisions Affecting
          Purchasers other than Qualified Retirement Plans. . . .
     Federal Income Tax Withholding . . . . . . . . . . . . . . .
     General Provisions Affecting Qualified Retirement Plans. . .
     Annuity Purchases by Nonresident Aliens and Foreign
           Corporations . . . . . . . . . . . . . . . . . . . . .
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . .
   How we Sell our Annuity. . . . . . . . . . . . . . . . . . . .
   Legal Matters and Experts. . . . . . . . . . . . . . . . . . .
   Additional Information . . . . . . . . . . . . . . . . . . . .
Appendix I Information Regarding Tax-Qualified Plans. . . . . . .
Table of Contents to Statement of Additional Information. . . . .

                           Glossary of Special Terms

Accumulation Unit: A unit of measure we use to calculate values before we begin to make payments to you.

Administrative Office of Alpine: Located at 200 Hopmeadow Street, Simsbury, CT 06089.

Annual Maintenance Fee: An annual $30 charge for annuities having a value of less than $50,000 on the most recent Contract Anniversary or when the annuity is surrendered in full. The charge is deducted proportionately from the investment options in use at the time.

Annual Withdrawal Amount: The amount that can be withdrawn in any Contract Year before we charge you a surrender charge.

Annuitant: The person on whose life the Contract is issued. The Annuitant may not be changed.

Annuity: A Contract issued by an insurance company that provides, in exchange for premium payments, a series of income payments. This Prospectus describes a deferred annuity where premium payments accumulate tax-deferred until a partial or full surrender is taken or until we begin to make payments to you.

Annuity Commencement Date: The date we start to make payments to you.

Annuity Unit: A unit of measure we use to calculate the value of the payments we make to you.

Beneficiary: The person entitled to receive the payment of the death benefit upon the death of you or the Annuitant.

Code: The Internal Revenue Code of 1986, as amended.

Commission: The Securities and Exchange Commission.

Contingent Annuitant: The person you may designate who becomes the Annuitant if the original Annuitant dies before we start making payments to you.

Contract: The contract is the individual Annuity and any endorsements or riders. If you are enrolled under a group annuity, you receive a certificate rather than a contract.

Contract Anniversary: The anniversary of the Contract Date.

Contract Owner or You: The owner of the annuity.

Contract Value: The total value of your Sub-Accounts plus any amounts you have in the Fixed Account.

Contract Year: A period of 12 months commencing with the Contract Date the first year and the Contract Anniversary after the first year.

Death Benefit: The amount we pay when you or the Annuitant dies.

Due Proof of Death: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Alpine.

Fixed Account: This is an account which is part of our General Account and you may allocate all or a portion of your payments or Contract Value to this account.

Funds: The Funds described commencing on page __ of this Prospectus.

General Account: Our General Account that is all our assets other than the assets in our separate accounts.

Maximum Anniversary Value: One of the values we use to determine your Death Benefit. It is determined annually on your anniversary date and is equal to the highest value your annuity reached on any annuity anniversary date. The maximum anniversary value is calculated only up to age 80, and we use that value each year after age 80 as your maximum anniversary value.

Premium Tax: A tax charged by a state or municipality on premium payments.

Alpine (or us): Alpine Life Insurance Company.

Separate Account: For this annuity, the separate account is the Alpine Life Insurance Company Separate Account One.

Sub-Account: Divisions established within the Separate Account.

Termination Value: What we pay you if you terminate your annuity before we begin to make payments to you.

Valuation Day: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

Valuation Period: The period between the close of business on successive Valuation Days.

                                      Fee Table
                                       Summary
                              Your Transaction Expenses

Sales Load Imposed on Purchases (as a percentage of premium payments). .   None
Deferred Sales Load (as a percentage of amounts withdrawn)
     First Year (1)  . . . . . . . . . . . . . . . . . . . . . . . . . .     6%
     Second Year . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6%
     Third Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5%
     Fourth Year . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5%
     Fifth Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4%
     Sixth Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3%
     Seventh Year. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2%
     Eighth Year . . . . . . . . . . . . . . . . . . . . . . . . . . . .     0%
Annual Maintenance Fee (2) . . . . . . . . . . . . . . . . . . . . . . .    $30
Annual Expenses-Separate Account (as percentage of average account value)
     Mortality and Expense Risk. . . . . . . . . . . . . . . . . . . . . 1.250%

---------
(1)  Length of time from premium payment.

(2) The Annual Maintenance Fee is an annual $30 charge for annuities with a contract value less than $50,000 on your Anniversary Date or when you surrender your annuity.

                           ANNUAL FUND OPERATING EXPENSES
                           (AS A PERCENTAGE OF NET ASSETS)

                                                                                       TOTAL FUND
                                                              MANAGEMENT       OTHER    OPERATING
                                                                 FEES        EXPENSES    EXPENSES
                                                            ------------     --------   ---------
Hartford Bond HLS Fund. . . . . . . . . . . . . . . . .           0.490%       0.020%      0.510%
Hartford Stock HLS Fund . . . . . . . . . . . . . . . .           0.430%       0.020%      0.450%
Hartford Money Market HLS Fund. . . . . . . . . . . . .           0.425%       0.015%      0.440%
Hartford Advisers HLS Fund. . . . . . . . . . . . . . .           0.610%       0.020%      0.630%
Hartford Capital Appreciation HLS Fund. . . . . . . . .           0.620%       0.020%      0.640%
Hartford Mortgage Securities HLS Fund . . . . . . . . .           0.425%       0.025%      0.450%
Hartford Index HLS Fund . . . . . . . . . . . . . . . .           0.375%       0.015%      0.390%
Hartford International Opportunities HLS Fund . . . . .           0.680%       0.090%      0.770%
Hartford Dividend & Growth HLS Fund . . . . . . . . . .           0.660%       0.020%      0.680%
Hartford International Advisers HLS Fund. . . . . . . .           0.750%       0.120%      0.870%
Hartford MidCap HLS Fund (1). . . . . . . . . . . . . .           0.750%       0.040%      0.790%
Hartford Small Company HLS Fund . . . . . . . . . . . .           0.750%       0.020%      0.770%
Hartford Growth and Income HLS Fund (1) . . . . . . . .           0.520%       0.150%      0.670%

---------
(1) Hartford Growth and Income HLS Fund is a new Fund. "Total Fund Operating Expenses" are based on annualized estimates of such expenses to be incurred in
the current fiscal year.   HL Investment Advisors, Inc. has agreed to waive its
fees for the Hartford Growth and Income HLS Fund until the assets of the Funds (excluding assets contributed by companies affiliated with HL Investment Advisors, Inc.) reach $20 million. Absent this waiver, the management fee would be 0.750% annually and Total Fund Operating Expenses ratio would be 0.900% (annualized).

EXAMPLE

                              If you surrender your Contract  If you annuitize your Contract  If you do not surrender your
                               at the end of the applicable    at the end of the applicable    Contract, you would pay the
                              time period you would pay the   time period you would pay the   following expenses on a $1,000
                              following expenses on a $1,000  following expenses on a $1,000    investment, assuming a 5%
                                investment, assuming a 5%       investment, assuming a 5%       annual  return on assets:
                                annual return on assets:        annual return on assets:

SUB-ACCOUNT                   1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
-----------                   ------ ------- ------- -------- ------ ------- ------- -------- ------ ------- ------- --------
Bond Fund . . . . . . . . . .    $73    $106    $139     $215    $18     $57     $99     $214    $19     $58     $99     $215
Stock Fund. . . . . . . . . .     72     104     136      209     17      55      96      208     18      56      96      209
Money Market Fund . . . . . .     72     104     136      208     17      55      95      207     18      56      96      208
Advisers Fund . . . . . . . .     74     109     146      228     19      61     105      227     20      61     106      228
Capital Appreciation Fund . .     74     110     146      229     19      61     105      228     20      62     106      229
Mortgage Securities Fund. . .     72     104     136      209     17      55      95      208     18      56      96      209
Index Fund. . . . . . . . . .     71     102     133      202     17      53      92      201     17      54      93      202
International Opportunities
 Fund . . . . . . . . . . . .     75     114     153      243     21      65     112      242     21      66     113      243
Dividend & Growth Fund. . . .     74     111     148      233     20      62     108      233     20      63     108      233
International Advisers Fund .     76     117     158      253     22      68     117      253     22      69     118      253
MidCap Fund . . . . . . . . .     76     114     N/A      N/A     21      66     N/A      N/A     22      66     N/A      N/A
Small Company Fund. . . . . .     75     114     153      243     21      65     112      242     21      66     113      243
Growth and Income Fund. . . .     74     111     N/A      N/A     20      62     N/A      N/A     20      63     N/A      N/A

     The purpose of this table is to assist you in understanding various costs and expenses that you will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. Premium taxes may also be applicable.

     This EXAMPLE should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

The Annual Maintenance Fee has been reflected in the Example using a method intended to show the "average" impact of the Annual Maintenance Fee. In the Example, the Annual Maintenance Fee is approximately a 0.08% annual charge.

                                     SUMMARY

How do I purchase the annuity?

You must complete our enrollment form and submit it to us for approval with your first payment. Your first payment must be at least $1,000 and subsequent payments must be at least $500. If you wish to make automatic monthly payments into your annuity, you may enroll in our pre-authorized checking program. Under this program, your subsequent monthly payments can be as low as $50.

For a limited time, usually ten days after you receive your annuity, you may cancel your annuity without paying a sales charge.

What type of sales charge will I pay?

You don't pay a sales charge when you purchase your annuity. We may charge you deferred sales charge when you terminate or withdraw amounts invested in your annuity. We assess a sales charge on amounts withdrawn that exceed 10% of the total amounts you have paid into your annuity if these amounts have been in your annuity for less than seven years. The sales charge is applied to amounts withdrawn that exceed 10% of the total amounts paid in and will depend on the length of time the payment you made has been in your annuity. If the amount you paid has been in your annuity:

X  For less than two years, the charge is 6%.
X For more than two years and less than four years, the charge is 5%. X For more than four years and less than five years, the charge is 4%. X For more than five years and less than six years, the charge is 3%
X  For more than six years and less than seven years, the charge is 2%.

You won't be charged a sales charge on:
X  Payments that have been in your annuity for more than seven years.
X  distributions made due to death
X  most payments we make to you as part of your annuity payments
See page _ for a complete description of how sales charges are assessed.

Is there an Annual Maintenance Fee?

Yes. We deduct a $30.00 fee each year on the anniversary of your purchase or when you terminate your annuity, if the value of your annuity is less than $50,000.

What charges will I pay on an annual basis?

You pay two different types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:

- A mortality and expense risk charge that is subtracted daily and is equal to an annual payment of 1.25% of your money invested in the funds.

The second type of charge is the fee you pay for the funds.

- Currently, the total fund charges range from 0.39% to 0.87% of the average daily value of the amount you have invested in the funds.

The annual insurance charges and the total fund charges as of December 31, 1997 are set forth in the table below:


THE SUB-ACCOUNTS               ANNUAL      ANNUAL    ANNUAL TOTAL  TOTAL CHARGES
                             INSURANCE  MAINTENANCE  FUND CHARGES    YOU PAY
                              CHARGE        FEE            *
Advisers                       1.25%        .08%         0.63%          %
Bond                           1.25%        .08%         0.51%          %
Capital Appreciation           1.25%        .08%         0.64%          %
Dividend and Growth            1.25%        .08%         0.68%          %
Growth and Income              1.25%        .08%         0.65%          %
Index                          1.25%        .08%         0.39%          %
International Advisers         1.25%        .08%         0.79%          %
International Opportunities    1.25%        .08%         0.77%          %
Mid-Cap                        1.25%        .08%         0.79%          %
Money Market                   1.25%        .08%         0.44%          %
Mortgage Securities            1.25%        .08%         0.45%          %
Small Company                  1.25%        .08%         0.77%          %
Stock                          1.25%        .08%         0.45%          %

* These charges reflect any fees that may have been waived by the funds' investment advisers.

The figure that appears in the "Annual Total Fund Charges" column illustrates the sum of the management fees and other expenses that the funds charge. For a complete description of these fees, see the funds' prospectuses in the back of this book.

Can I take out any of my money?

/ / You may withdraw all or part of the amounts you have invested at any time before we start making payments to you.

/ / Each year you may withdraw up to 10% of your payments without having to pay a sales charge.

You may have to pay tax on the money you take out and, if you take money out before you are 59 1/2 you may have to pay a tax penalty.

Will we pay a death benefit?

There is a death benefit if you, your joint owner or your annuitant (the person on whose life this annuity is based), dies before we begin to make payments to you. The death benefit will be determined as of the date we receive acceptable proof of death and will be the greater of:

- The total payments you have made to us minus any amounts you have taken out, or
-  The total value of your annuity, or
- Your maximum anniversary value, which is the highest value your annuity reached on any annuity anniversary date up to age 80, reduced by any subsequent withdrawals and increased by any subsequent payments.

What payment options are available?

When it comes time for us to pay you, you may choose on of the following annuity payment options, or receive a lump sum:

     - Life Annuity where we make scheduled payments to you for the rest of your life.

Payments under this option stop upon the death of the annuitant, even if the annuitant dies after one payment.

     - Life Annuity with 120, 180 or 240 Monthly Payments Certain where we make payments to you for your life but you are at least guaranteed payments for 120, 180 or 240 months, which ever you select. If the annuitant dies before the end of the period selected, we will continue to make payments to your beneficiary until the end of the period selected.

     - Joint and Last Survivor Annuity where we make payments during the lifetime of you and another designated individual and then throughout the remaining lifetime of the survivor.

     - Payments for a Designated Period where we make payments for a specified time between 5 and 30 years. If the annuitant dies before the end of the specified time, we pay the beneficiary the present value of the annuity in one lump sum or continue making the payments to the beneficiary. You may terminate this option after payments have started.

You must begin to take payments before the annuitiant's 90th birthday or earlier in some states. If you do not tell us what payment option you want before that time, we will pay you under the Payment of a Designated Period option for 5 years from the annuitiant's 90th birthday.

                             ALPINE, SEPARATE ACCOUNT,
                                   THE FUNDS AND
                                 THE FIXED ACCOUNT

                           ALPINE LIFE INSURANCE COMPANY

     Alpine Life Insurance Company ("Alpine") is a stock life insurance company engaged in the business of writing life insurance in all states of the United States and the District of Columbia. Alpine was originally incorporated under the laws New Jersey on July 9, 1965. Alpine is currently in the process of
Redomesticating to Connecticut.   Once the Redomestication is effective its
offices will be located in Simsbury, Connecticut; however, its mailing address is P.O. Box 5085, Hartford, CT 06104-5085. Alpine is ultimately controlled by Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                                  SEPARATE ACCOUNT

     The Separate Account was established on September 1, 1998. It is the Separate Account in which Alpine sets aside and invests the assets attributable to variable annuity Contracts, including the Contracts sold under this Prospectus. Separate Account assets are held by Alpine under a safekeeping arrangement. Although the Separate Account is an integral part of Alpine, it is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not, however, involve Commission supervision of the management or the investment practices or policies of the Separate Account or Alpine. The Separate Account meets the definition of "separate account" under federal securities law.

     Under Connecticut law, the assets of the Separate Account attributable to the Contracts offered under this Prospectus are held for the benefit of the owners of, and the persons entitled to payments under, those Contracts. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account, are, in accordance with the Contracts, credited to or charged against the Separate Account. Also, the assets in the Separate Account are not chargeable with liabilities arising out of any other business Alpine may conduct. Contract Values allocated to the Separate Account is not affected by the rate of return of Alpine's General Account, nor by the investment performance of any of Alpine's other separate accounts. The Separate Account may be subject to liabilities arising from a Sub-Account of the Separate Account whose assets are attributable to other variable annuity Contracts or variable life insurance policies offered by the Separate Account which are not described in this Prospectus. However, all obligations arising under the Contracts are general corporate obligations of Alpine.

     Alpine does not guarantee the investment results of the Separate Accounts or any of the underlying investment options. There is no assurance that the value of a Contract during the years prior to retirement or the aggregate amount of the Variable Annuity payments will equal the total of Premium Payments made under the Contract. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks are more fully described in the accompanying Funds' prospectus.

                                   THE FUNDS

     All of the Funds are incorporated under the laws of the State of Maryland. HL Investment Advisors, Inc. ("HL Advisors") serves as the investment adviser to each of the Funds.

     Wellington Management Company, LLP serves as sub-investment adviser for Hartford Advisers Fund, Hartford Capital Appreciation Fund, Hartford Dividend and Growth Fund, Hartford International Advisers Fund, Hartford International Opportunities Fund, Hartford MidCap Fund, Hartford Small Company Fund, Hartford Stock Fund and Hartford Growth and Income Fund.

     In addition, HL Advisors has entered an investment services agreement with The Hartford Investment Management Company ("HIMCO"), pursuant to which HIMCO will provide certain investment services to Hartford Bond Fund, Hartford Index Fund, Hartford Mortgage Securities Fund and Hartford Money Market Fund.

     A full description of the Funds, their investment policies and restrictions, risks, charges and expenses and all other aspects of their operation is contained in the accompanying Funds' prospectus which should be read in conjunction with this Prospectus before investing and in the Funds' Statement of Additional Information which may be ordered from Alpine.

The Funds may not be available in all states.

The investment goals of each of the Funds are as follows:

Hartford Advisers HLS Fund

     Seeks maximum long-term total rate of return by investing in common stocks and other equity securities, bonds and other debt securities, and money market instruments.

Hartford Bond HLS Fund

     Seeks maximum current income consistent with preservation of capital by investing primarily in fixed-income securities. Up to 20% of the total assets of this Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Fund's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford Bond HLS Fund, Inc.
- Investment Policies."

Hartford Capital Appreciation HLS Fund

     Seeks growth of capital by investing in equity securities selected solely on the basis of potential for capital appreciation.

Hartford Dividend and Growth HLS Fund

     Seeks a high level of current income consistent with growth of capital and reasonable investment risk.

Hartford Index HLS Fund

     Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*

Hartford International Advisers HLS Fund

     Seeks maximum long-term total return consistent with prudent investment risk by investing in a portfolio of equity, debt and money market securities. Securities in which the Fund invests primarily will be denominated in non-U.S. currencies and will be traded in non-U.S. markets.

Hartford International Opportunities HLS Fund

     Seeks growth of capital by investing primarily in equity securities issued by non-U.S. companies.

Hartford MidCap HLS Fund

     Seeks to achieve long-term capital growth through capital appreciation by investing primarily in equity securities.

Hartford Mortgage Securities HLS Fund

     Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

Hartford Small Company HLS Fund

     Seeks growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.



Hartford Stock HLS Fund

     Seeks long-term growth by investing primarily in equity securities.

Hartford Money Market HLS Fund

     Seeks maximum current income consistent with liquidity and preservation of capital.

Hartford Growth and Income HLS Fund

     Seeks growth of capital and current income by investing primarily in equity securities with earnings growth potential and steady or rising dividends.

*  "Standard & Poor's-Registered Trademark-," "S&P-Registered Trademark-,"
   "S&P 500-Registered Trademark-," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Hartford. The Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Index Fund.


Voting Rights - We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.

- Send proxy materials and a form of instructions that you can use tell us how to vote the Fund shares held for your Contract.

-  arrange for the handling and tallying of proxies received from Contract
Owners

- Vote all Fund shares attributable to your Contract according to instructions received from you, and

- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make payments to you, the number of votes you have will decrease,

Substitutions, Additions, or Deletions of Investments - We reserve the right, subject to any applicable law, to make certain changes to the investment options offered under Your Contract. We may, in our sole discretion, establish new Funds. New Funds will be will be made available to existing Contract Owners as we determined appropriate. We may also close one or more Funds to additional Payments or transfers from existing Sub-Accounts.

We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.

In the event of any substitution or change, We may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If we decide that it is in the best interest Contracts Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.


                                 THE FIXED ACCOUNT

     THAT PORTION OF THE CONTRACT RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCOUNT MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

     Premium Payments and Contract Values allocated to the Fixed Account become a part of the general assets of Alpine. Alpine invests the assets of the General Account in accordance with applicable law governing the investments of Insurance Company General Accounts.

     Currently, Alpine guarantees that it will credit interest at a rate of not less than 3% per year, compounded annually, to amounts allocated to the Fixed Account under the Contracts. However, Alpine reserves the right to change the rate according to state insurance law. Alpine may credit interest at a rate in excess of 3% per year. There is no specific formula for the determination of excess interest credits. Some of the factors that Alpine may consider in determining whether to credit excess interest to amounts allocated to the Fixed Account and the amount thereof, are general economic trends, rates of return currently available and anticipated on Alpine 's investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF ALPINE. THE OWNER ASSUMES THE

RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

From time to time, Alpine may credit increased interest rates to you under certain programs established at the discretion of Alpine.

                          PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

All of the Sub-Accounts may include total return in advertisements or other sales material.

When a Sub-Account advertises its standardized total return, it will be calculated to a date not earlier than the effective date of the Separate Account. This figure will usually be calculated for one year, five years, and ten years or some other relevant period if the Separate Account has not been in existence for one, five or ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

In addition to the standardized total return, the Sub-Account may advertise non-standardized total returns. This figure will usually be calculated for one year, five years, and ten years or other relevant period if the Separate Account has not been in existence for one, five or ten years. This non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted. Therefore, this non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The Separate Account may also advertise non-standard total returns that pre-date the inception date of the Separate Account. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

Certain Sub-Accounts, if applicable, may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.

The Money Market Fund Sub-Account may advertise yield and effective yield. The yield of the Money Market Fund Sub-Account is based upon the income earned by the Sub-Account over a 7-day period and then annualized, i.e. the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.

The Separate Account may also disclose yield, standard total return, and non-standard total return. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts.

Alpine may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                                    YOUR ANNUITY

                                   [PRODUCT NAME]

     The Contracts are individual tax-deferred Variable Annuity Contracts designed for retirement planning purposes and may be purchased by any individual, including any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Code; annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; Individual Retirement Annuities adopted according to Section 408 of the Code; employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and certain eligible deferred compensation plans as defined in Section 457 of the Code ("Qualified Contracts"). The maximum issue age for the Contract is 85 years old.

                                      PAYMENTS

     Generally, the minimum initial Premium Payment is $1,000; the minimum subsequent payment is $500, if you are in the InvestEase program the minimum subsequent payment is $50. Certain plans may make smaller periodic payments. Each Premium Payment may be split among the various Sub-Accounts and/or the Fixed Account subject to minimum amounts then in effect.

     Refund Rights - If you are not satisfied with your purchase you may cancel the Contract by returning it within ten days (or longer in some states) after you receive it. A written request for cancellation must accompany the Contract. In such event, Alpine will, without deduction for any charges normally assessed thereunder, pay you an amount equal to the Contract Value on the date of receipt of the request for cancellation. You bear the investment risk during the period prior to Alpine's receipt of request for cancellation Alpine will refund the premium paid only for individual retirement annuities (if returned within seven days of receipt) and in those states where required by law.

     Crediting and Valuation - The balance of the initial Premium Payment remaining after the deduction of any applicable Premium Tax is credited to your Contract within two business days of receipt of a properly completed application or an order to purchase a Contract and the initial Premium Payment by Alpine at its Administrative Office. It will be credited to the Sub-Account(s) and/or the Fixed Account in accordance with your election. If the application or other information is incomplete when received, the balance of the initial Premium Payment, after deduction of any applicable Premium Tax, will be credited to the Sub-Account(s) or the Fixed Account within five business days of receipt. If the initial Premium Payment is not credited within five business days, the Premium Payment will be immediately returned unless you have been informed of the delay and request that the Premium Payment not be returned.

     The number of Accumulation Units in each Sub-Account to be credited to a Contract will be determined by dividing the portion of the Premium Payment being credited to each Sub-Account by the value of an Accumulation Unit in that Sub-Account on that date.

     Subsequent Premium Payments are priced on the Valuation Day received by Alpine in its Administrative Office.

                                   CONTRACT VALUE

     The value of the Sub-Account investments under your Contract at any time prior to the commencement of Annuity payments can be determined by multiplying the total number of Accumulation Units credited to your Contract in each Sub-Account by the then current Accumulation Unit values for the applicable Sub-Account. The value of the Fixed Account under your Contract will be the amount allocated to the Fixed Account plus interest credited.

     You will be advised at least semiannually of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, the Fixed Account value, and the total value of your Contract.

     Accumulation Unit Values - The Accumulation Unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The "Net Investment Factor" for each of the Sub-Accounts is equal to (a) the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period, (b) minus the mortality and expense risk charge and the administration charge described below. You should refer to the prospectus for each of the Funds which accompanies this Prospectus for a description of how the assets of each Fund are valued since each determination has a direct bearing on the Accumulation Unit value of the Sub-Account and therefore the value of a Contract. The Accumulation Unit Value is affected by the performance of the underlying Fund(s), expenses and deduction of the charges described in this Prospectus.

     Valuation of Fund Shares - The shares of the Fund are valued at net asset value on each Valuation Day. A complete description of the valuation method used in valuing Fund shares may be found in the accompanying Funds' prospectus.

     Valuation of the Fixed Account - Alpine will determine the value of the Fixed Account by crediting interest to amounts allocated to the Fixed Account.

                                     TRANSFERS

     You may transfer the values of your Sub-Account allocations from one or more Sub-Accounts to another free of charge. However, Alpine reserves the right to limit the number of transfers to twelve (12) per Contract Year, with no two
(2) transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by You or by the attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted by some states.

     The policy of Alpine and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Alpine will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures Alpine follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

     Alpine may permit the Contract Owner to pre-authorize transfers among Sub-Accounts and between Sub-Accounts and the Fixed Account under certain circumstances. Transfers between the Sub-Accounts may be made both before and after Annuity payments commence (limited to once a quarter) provided that the minimum allocation to any Sub-Account may not be less than $500. No minimum balance is required in any Sub-Account.

     It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Alpine of any inaccuracies within 30 days of receipt of the confirmation. Alpine will send the Contract Owner a confirmation of the transfer within five days from the date of any instruction.

     Transfers from the Fixed Account into a Sub-Account may be made at any time during the Contract Year. The maximum amount which may be transferred from the Fixed Account during any Contract Year is the greater of 30% of the Fixed Account balance as of the last Contract Anniversary or the greatest amount of any prior transfer from the Fixed Account. If Alpine permits pre-authorized transfers from the Fixed Account to the Sub-Accounts, this restriction is inapplicable. Also, if any interest rate is renewed at a rate of at least one percentage point less than the previous rate, the Contract
Owner may elect to transfer up to 100% of the funds receiving the reduced rate within 60 days of notification of the interest rate decrease. Generally, transfers may not be made from any Sub-Account into the Fixed Account for the six-month period following any transfer from the Fixed Account into one or more of the Sub-Accounts. Alpine reserves the right to modify the limitations on transfers from the Fixed Account and to defer transfers from the Fixed Account for up to six months from the date of request.

     Subject to the exceptions set forth in the following two paragraphs, the right to reallocate Contract Values is subject to modification if Alpine determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and the Fixed Account and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts and the Fixed Account by Contract Owners at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Alpine to be to the disadvantage of other Contract Owners.

     For Contracts issued in the State of New York, the reservation of rights set forth in the preceding paragraph is limited to (i) requiring up to a maximum of 10 Valuation Days between each transfer: (ii) limiting the amount to be transferred on any one Valuation Day to no more than $2 million; and (iii) upon 30 days prior written notice, to only accepting transfer instructions from You and not from Your representative, agent or person acting under a power of attorney for You.

     Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Alpine will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Alpine.

                                      CHARGES

Contingent Deferred Sales Charges  ("Sales Charges")

     Purpose of Sales Charges - Sales Charges cover expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and its sales personnel, the cost of preparing sales literature and other promotional activities. If these charges are not sufficient to cover sales and distribution expenses, Alpine will pay them from its general assets, including surplus. Surplus might include profits resulting from unused mortality and expense risk charges.

     Assessment of Sales Charges - There is no deduction for sales expenses from Premium Payments when made, however, a Sales Charge may be assessed against Premium Payments when surrendered. The length of time from receipt of a Premium Payment to the time of surrender determines the percentage of the Sales Charge. Premium payments are deemed to be surrendered in the order in which they were received.

     During the first seven years from each Premium Payment, a Sales Charge will be assessed against the surrender of Premium Payments. During this time, all surrenders in excess of the Annual Withdrawal Amount will be first from Premium Payments and then from earnings. The Annual Withdrawal Amount is first from earnings and then from Premium Payments. After the seventh Contract Year, all surrenders will first be taken from earnings and then from Premium Payments and a Sales Charge will not be assessed against the surrender of earnings. If an amount equal to all earnings has been surrendered, a Sales Charge will not be assessed against Premium Payments received more than seven years prior to surrender, but will be assessed against Premium Payments received less than seven years prior to surrender. For additional information, see Federal Tax Considerations, page _.

     Upon receipt of a request for a full surrender, Alpine will assess any applicable Sales Charge against the surrender proceeds representing the lesser of: (1) aggregate Premium Payments not previously withdrawn or (2) the Contract Value, less the Annual Withdrawal Amount available at the time of the full surrender, less the Annual Maintenance Fee, if applicable. Taking the Annual Withdrawal Amount prior to the full surrender may, depending upon the amount of investment gain experienced, reduce the amount of any Sales Charge paid.

     The Sales Charge is a percentage of the amount surrendered (not to exceed the aggregate amount of the Premium Payments made) and equals:

                           Charge       Length of time from
                                        Premium Payment
                                        (Number of Years)
                           6%           1
                           6%           2
                           5%           3
                           5%           4
                           4%           5
                           3%           6
                           2%           7
                           0%           8 or more

Payments Not Subject to Sales Charges

     Annual Withdrawal Amount - During the first seven years from each Premium Payment, on a non-cumulative basis, You may make a partial surrender of Contract Values of up to 10% of the aggregate Premium Payments, as determined on the date of the requested surrender, without the application of the Sales Charge. After the seventh year from each Premium Payment, also on a non-cumulative basis, You may make a partial surrender of 10% of Premium Payments made during the seven years prior to the surrender and 100% of the Contract Value less the Premium Payments made during the seven years prior to the surrender.

     Extended Withdrawal Privilege - This privilege allows Annuitants who attain age 70 1/2 with a Contract held under an Individual Retirement Account or 403(b) plan to surrender an amount equal to the required minimum distribution for the stated Contract without incurring a Sales Charge or not subject to a Sales Charge.

Waivers of Sales Charges

     Death of the Annuitant or Contract Owner or Payments Under an Annuity Option - No Sales Charge otherwise applicable will be assessed in the event of death of the Annuitant, death of the Contract Owner or if payments are made under an Annuity option (other than a surrender out of Annuity Option 4) provided for under the Contract.

     Other Plans or Programs - Certain plans or programs established by Alpine from time to time may have different surrender privileges.

Mortality and Expense Risk Charge

     For assuming these risks under the Contracts, Alpine will make a daily charge at the rate of 1.25% per annum against all Contract Values held in the Sub-Accounts during the life of the Contract (estimated at .90% for mortality and .35% for expense). Although Variable Annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) Alpine's actual mortality experience among Annuitants before or after the Annuity Commencement Date or (b) Alpine's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by Alpine.

     There are two types of mortality undertakings: those made during the accumulation or deferral phase and those made during the annuity payout phase. The mortality undertaking made by Alpine in the accumulation phase is that Alpine may experience a loss resulting from the assumption of the mortality risk relative to the guaranteed death benefit in event of the death of an Annuitant or Contract Owner before commencement of Annuity payments, in periods of declining value or in periods where the contingent deferred sales charges would have been applicable. The mortality undertakings provided by Alpine during the annuity payout phase are to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. Alpine also assumes the liability for payment of a minimum death benefit under the Contract. These mortality undertakings are based on Alpine's determination of expected mortality rates among all Annuitants. If actual experience among Annuitants during the Annuity payment period deviates from Alpine's actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, Alpine must provide amounts from its general funds to fulfill its contractual obligations. Alpine will bear the loss in such a situation.

     During the accumulation phase, Alpine also provides an expense undertaking. Alpine assumes the risk that the contingent deferred sales charges and the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.

Annual Maintenance Fee

     Each year, on each Contract Anniversary on or before the Annuity Commencement Date, Alpine will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse it for expenses relating to the maintenance of the Contract, the Fixed Account, and the Sub-Account(s) thereunder. If during a Contract Year the Contract is surrendered for its full value, Alpine will deduct the Annual Maintenance Fee at the time of such surrender. The fee is a flat fee that will be due in the full amount regardless of the time of the Contract Year that Contract Values are surrendered. The Annual Maintenance Fee is $30.00 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. Fees will be deducted on a pro rata basis according to the value in each Sub-Account and the Fixed Account under a Contract.

Premium Taxes

     Charges are also deducted for premium tax, if applicable, imposed by state or other governmental entity. Certain states impose a premium tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. Alpine will pay Premium Taxes at the time imposed under applicable law. At its sole discretion, Alpine may deduct Premium Taxes at the time Alpine pays such taxes to the applicable taxing authorities, at the time the Contract is surrendered, at the time a death benefit is paid, or at the time the Contract annuitizes.

Exceptions to Charges Under the Contract

Alpine may offer, at its discretion, reduced fees and charges including, but not limited to, the contingent deferred sales charges, the mortality and expense risk charge and the maintenance fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.

                                   DEATH BENEFITS

     The Contract provides that, in the event the Annuitant dies before the selected Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If (1) the Annuitant dies before the Annuity Commencement Date and either (a) there is no designated Contingent Annuitant or (b) the Contingent Annuitant predeceases the Annuitant, or (2) if any Contract Owner dies before the Annuity Commencement Date, the Beneficiary as determined under the Contract Control Provisions, will receive the Death Benefit as determined on the date of receipt of Due Proof of Death by Alpine in its Administrative Office. With regard to Joint Contract Owners, at the first death of a joint Contract Owner prior to the Annuity Commencement Date, the Beneficiary will be the surviving Contract Owner notwithstanding that the beneficiary designation may be different.

     Guaranteed Death Benefit - If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, or if the Contract Owner dies before the Annuity Commencement Date, the Beneficiary will receive the greatest of (a) the Contract Value determined as of the day written proof of death of such person is received by Alpine, or (b) 100% of the total Premium Payments made to such Contract, reduced by the dollar amount of any partial surrenders since the issue date, or (c) the Maximum Anniversary Value immediately preceding the date of death. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from the following:

     As of the date of receipt of Due Proof of Death, Alpine will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's attained age 81. The Anniversary Value is equal to the Contract Value on a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial surrenders since that anniversary.

If the Annuitant or You, as applicable, die after the Annuity Commencement Date, then the Death Benefit will equal the present value of any remaining payments under the elected Annuity Option. In computing such present value for the portion of such remaining payments attributable to the Separate Account, Alpine will assume a net investment rate of 5.0% per year.

     Payment of Death Benefit - The calculated Death Benefit will remain invested in the Separate Account in accordance with the allocation instructions given by the Contract Owner until the proceeds are paid or Alpine receives new instructions from the Beneficiary. During the time period between Alpine's receipt of written notification of Due Proof of Death and Alpine's receipt of the completed settlement instructions, the calculated Death Benefit will remain invested in the Sub-Account(s) previously elected by the Contract Owner and will be subject to market fluctuations. The Death Benefit may be taken in one sum, payable within seven days after the date Due Proof of Death is received, or under any of the settlement options then being offered by Alpine provided, however, that: (a) in the event of the death of any Contract Owner prior to the Annuity Commencement Date, the entire interest in the Contract will be distributed within five years after the death of the Contract Owner and (b) in the event of the death of any Contract Owner or Annuitant which occurs on or after the Annuity Commencement Date, any remaining interest in the Contract will be paid at least as rapidly as under the method of distribution in effect at the time of death, or, if the benefit is payable over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary, such distribution must commence within one year of the date of death. The proceeds due on the death may be applied to provide variable payments, fixed payments, or a combination of variable and fixed payments. However, in the event of the Contract Owner's death where the sole Beneficiary is the spouse of the Contract Owner and the Annuitant or Contingent Annuitant is living, such spouse may elect, in lieu of receiving the death benefit, to be treated as the Contract Owner. The Contract Value and the Maximum Anniversary Value of the Contract will be unaffected by treating the spouse as the Contract Owner.

     If the Contract is owned by a corporation or other non-individual, the Death Benefit payable upon the death of the Annuitant prior to the Annuity Commencement Date will be payable only as one sum or under the same settlement options and in the same manner as if an individual Contract Owner died on the date of the Annuitant's death.

     There may be postponement in the payment of Death Benefits whenever (a) the New York Stock Exchange is closed, except for holidays or weekends, or trading on the New York Stock Exchange is restricted as determined by the Commission;
(b) the Commission permits postponement and so orders; or (c) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

                                    WITHDRAWALS

     Full Surrenders - At any time prior to the Annuity Commencement Date (and after the Annuity Commencement Date with respect to values applied to Annuity Option 4 or the Annuity Proceeds Settlement Option), the Contract Owner has the right to terminate the Contract. In such event, the Termination Value of the Contract may be taken in the form of a lump sum cash settlement.

     Under any of the Annuity options excluding Annuity Option 4 and the Annuity Proceeds Settlement Option, no surrenders are permitted after Annuity payments commence. Only full surrenders are allowed out of Annuity Option 4 and any such surrender will be subject to contingent deferred sales charges, if applicable. Full or partial withdrawals may be made from the Annuity Proceeds Settlement Option at any time and contingent deferred sales charges will not be applied.

     The Termination Value of the Contract is equal to the Contract Value less any applicable Premium Taxes, the Annual Maintenance Fee if applicable and any applicable contingent deferred sales charges. The Termination Value may be more or less than the amount of the Premium Payments made to a Contract.

     Partial Surrenders - You may make a partial surrender of Contract Values at any time prior to the Annuity Commencement Date so long as the amount surrendered is at least equal to the minimum amount rules then in effect. Additionally, if the remaining Contract Value following a surrender is less than $500 ($1,000 in New York), Alpine will terminate the Contract and pay the Termination Value. For Contracts issued in Texas, there is an additional requirement that the Contract will not be terminated when the remaining Contract Value after a surrender is less than $500 unless there were no Premium Payments made during the previous two Contract Years.

     In requesting a partial withdrawal you should specify the Sub-Account(s) and/or the Fixed Account from which the partial withdrawal is to be taken. Otherwise, such withdrawal and any applicable contingent deferred sales charges will be effected on a pro rata basis according to the value in the Fixed Account and each Sub-Account under a Contract.

     Alpine may permit You to pre-authorize partial surrenders subject to certain limitations then in effect.

     Payment of Surrender Benefits - Payment on any request for a full or partial surrender from the Sub-Accounts will be made as soon as possible and in any event no later than seven days after the written request is received by Alpine at its Administrative Office. Alpine may defer payment of any amounts from the Fixed Account for up to six months from the date of the request for surrender. If Alpine defers payment for more than 30 days (10 working days in New York), Alpine will pay interest of at least 3% per annum on the amount deferred.

     There may be postponement in the payment of Surrender Benefits whenever (a) the New York Stock Exchange is closed, except for holidays or weekends, or trading on the New York Stock Exchange is restricted as determined by the Commission; (b) the Commission permits postponement and so orders; or (c) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

     CERTAIN QUALIFIED CONTRACT SURRENDERS - THERE ARE CERTAIN RESTRICTIONS ON
SECTION 403(b) TAX SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(b) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS
A) ATTAINED AGE 59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP. (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED PRIOR TO AGE 59 1/2 FOR HARDSHIPS.)

     DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%.

     ALPINE WILL NOT ASSUME ANY RESPONSIBILITY IN DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 ACCOUNT VALUES.

     ANY SUCH FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRAACT OWNER, THEREFORE, SHOULD CONSULT WITH HIS TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS" COMMENCING ON PAGE ___.)

                               SETTLEMENT PROVISIONS

     You select an Annuity Commencement Date and an Annuity option which may be on a fixed or variable basis, or a combination thereof. The Annuity Commencement Date will not be deferred beyond the Annuitant's 90th birthday. The Annuity Commencement Date and/or the Annuity option may be changed from time to time, but any change must be at least 30 days prior to the date on which Annuity payments are scheduled to begin. The Contract allows You to change the Sub-Accounts on which variable payments are based after payments have commenced once every three months. Any Fixed Annuity allocation may not be changed.

     The Contract contains the four Annuity payment options and the Annuity Proceeds Settlement Option. Annuity Options 2, 4, and the Annuity Proceeds Settlement Option are available to Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. Such life expectancy shall be computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table then in use by Alpine. With respect to Non-Qualified Contracts, if you do not elect otherwise, payments in most states will automatically begin at the Annuitant's age 90 (with the exception of states that do not allow deferral past age 85) under Annuity Option 2 with 120 monthly payments certain. For Qualified Contracts and Contracts issued in Texas, if you do not elect otherwise, payments will begin automatically at the Annuitant's age 90 under Annuity Option 1 to provide a life Annuity. After the Annuity Commencement Date, the Annuity option elected may not be changed.

     Under any of the Annuity options excluding Annuity Option 4 and the Annuity Proceeds Settlement Option, no surrenders are permitted after Annuity payments commence. Only full surrenders are allowed out of Annuity Option 4 and any such surrender will be subject to contingent deferred sales charges, if applicable. Full or partial withdrawals may be made from the Annuity Proceeds Settlement Option at any time and contingent deferred sales charges will not be applied.

     Option 1 - Life Annuity

     A life Annuity is an Annuity payable during the lifetime of the Annuitant and terminating with the last payment due preceding the death of the Annuitant. This option offers the largest payment amount of any of the life Annuity options since there is no guarantee of a minimum number of payments nor a provision for a Death Benefit payable to a Beneficiary.

     It would be possible under this option for an Annuitant to receive only one Annuity payment if he died prior to the due date of the second Annuity payment, two if he died before the date of the third Annuity payment, etc.

     Option 2 - Life Annuity with 120, 180 or 240 Monthly Payments Certain

     This Annuity option is an Annuity payable monthly during the lifetime of an Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then the present value as of the date of the Annuitant's death, of any remaining guaranteed payments will be paid in one sum to the Beneficiary or Beneficiaries designated unless other provisions have been made and approved by Alpine.

     Option 3 - Joint and Last Survivor Annuity

     An Annuity payable monthly during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by Alpine, the Annuitant may elect that the payment to the survivor be less than the payment made during the joint lifetime of the Annuitant and a designated second person.

     It would be possible under this option for an Annuitant and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

     Option 4 - Payments for a Designated Period

     An amount payable monthly for the number of years selected which may be from 5 to 30 years. Under this option, you may, at any time, surrender the Contract and receive, within seven days, the Termination Value of the Contract as determined by Alpine.

     In the event of the Annuitant's death prior to the end of the designated period, the present value as of the date of the Annuitant's death, of any remaining guaranteed payments will be paid in one sum to the Beneficiary or Beneficiaries designated unless other provisions have been made and approved by Alpine.

     Annuity Option 4 is an option that does not involve life contingencies and thus no mortality guarantee. Charges made for the mortality undertaking under the Contracts thus provide no real benefit to You.

Annuity Proceeds Settlement Option

     Proceeds from the Death Benefit may be left with Alpine for a period not to exceed five years from the date of the Contract Owner's death prior to the Annuity Commencement Date. These proceeds will remain in the Sub-Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial withdrawals may be made at any time. In the event of withdrawals, the remaining value will equal the Contract Value of the proceeds left with Alpine, minus any withdrawals.

     Alpine may offer other annuity or settlement options from time to time.

     Variable and Fixed Annuity Payments - When an Annuity is effected under a Contract, unless otherwise specified, Contract Values (less applicable Premium Taxes) held in the Sub-Accounts will be applied to provide a Variable Annuity based on the pro rata amount in the various Sub-Accounts. Fixed Account Contract Values will be applied to provide a Fixed Annuity. YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF CONTRACT VALUES (LESS APPLICABLE PREMIUM TAXES) AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT OF ALPINE TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST

SUITED TO YOUR NEEDS FOR RETIREMENT.

     The minimum monthly Annuity payment is $50.00. No election may be made which results in a first payment of less than $50.00. If at any time Annuity payments are or become less than $50.00, Alpine has the right to change the frequency of payment to intervals that will result in payments of at least $50.00. For New York Contracts, the minimum monthly Annuity payment is $20.00.

     When Annuity payments are to commence, the value of the Contract is determined as the sum of (1) the value of the Fixed Account no earlier than the close of business on the fifth Valuation Day preceding the date the first Annuity payment is due plus (2) the product of (a) the value of the Accumulation Unit of each Sub-Account on that same day and (b) the number of Accumulation Units credited to each Sub-Account as of the date the Annuity is to commence.

     All annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by You. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may not be changed after payout has begun.

     Variable Annuity - The Contract contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of Annuity for each $1,000 of value of a Sub-Account under a Contract. The first monthly payment varies according to the form and type of Variable Payment Annuity selected. The Contract contains Variable Payment Annuity tables derived from the 1983a Individual Annuity Mortality Table with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly Variable Annuity payment is determined by multiplying the value (expressed in thousands of dollars) of a Sub-Account (less any applicable Premium Taxes) by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Contracts.

     The amount of the first monthly Variable Annuity payment is divided by the value of an Annuity Unit for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed during the Annuity payment period, and in each subsequent month the dollar amount of the Variable Annuity payment is determined by multiplying this fixed number of Annuity Units by the then current Annuity Unit value.

     The value of the Annuity Unit for each Sub-Account in the Separate Account for any day is determined by multiplying the value for the preceding day by the product of (1) the net investment factor for the day for which the Annuity Unit value is being calculated, and (2) a factor to neutralize the assumed investment rate of 5% per annum. The Annuity Unit value used in calculating the amount of the Variable Annuity payments will be based on an Annuity Unit value determined as of the close of business on a day no earlier than the fifth Valuation Day preceding the date of the Annuity payment.

     LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE A.I.R.

     Fixed Annuity - Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Alpine which is no less than the rate specified in the Fixed Payment Annuity tables in the Contract. The Annuity payment will remain level for the duration of the Annuity.

                                 OTHER INFORMATION

     Assignment - Ownership of a Contract described herein is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of tax-qualified retirement plan involved. An assignment of a Non-Qualified Contract may subject the Contract values or assignment proceeds to income taxes and certain penalty taxes.

     Contract Modification - The Annuitant may not be changed; however, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by written notice to Alpine.

     Alpine reserves the right to modify the Contract, but only if such modification: (i) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which Alpine is subject; or (ii) is necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or annuity Contracts; or (iii) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s) or (iv) provides additional Separate Account options or (v) withdraws Separate Account options. In the event of any such modification Alpine will provide notice to You or to the payee(s) during the Annuity period. Alpine may also make appropriate endorsement in the Contract to reflect such modification.

                             FEDERAL TAX CONSIDERATIONS

What are some of the federal tax consequences which affect these Contracts?

A.   GENERAL

SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE CONTRACT IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. The discussion here and in Appendix I, commencing on page ____, is based on Alpine's understanding of existing federal income tax laws as they are currently interpreted.

B.   TAXATION OF ALPINE AND THE SEPARATE ACCOUNT

The Separate Account is taxed as part of Alpine that is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated Investment Company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Accumulation Unit Values" commencing on page ___). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general

     1. Non-Natural Persons, Corporations, Etc. Section 72 contains provisions for Contract Owners that are non-natural persons. Non-natural persons include corporations, trusts, limited liability companies and partnerships. The annual net increase in the value of the Contract is currently includable in the gross income of a non-natural person, unless the non-natural person holds the Contract as an agent for a natural person. There are additional exceptions from current inclusion for (i) certain annuities held by structured settlement companies, (ii) certain annuities held by an employer with respect to a terminated qualified retirement plan and (iii) certain immediate annuities. A non-natural person who is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

          If the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions which are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner.

     2. Other Contract Owners (Natural Persons). A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

          The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

          a.   Distributions Prior to the Annuity Commencement Date.

               i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

               ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

               iii. Any amount received or deemed received prior to the Annuity
                    Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

               iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

               v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

          b. Distributions After Annuity Commencement Date. Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

               i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

               ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

               iii. Generally, non-periodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

          c. Aggregation of Two or More Annuity Contracts. Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Alpine believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

          d. 10% Penalty Tax -- Applicable to Certain Withdrawals and Annuity Payments.

               i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

               ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

                    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

                    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

                    3. Distributions attributable to a recipient's becoming disabled.

                    4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's Beneficiary).

                    5. Distributions of amounts that are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

               e. Special Provisions Affecting Contracts Obtained through a Tax-Free Exchange of Other Annuity or Life Insurance Contracts Purchased Prior to August 14, 1982. If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come (1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and (4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and
                    (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

               f.   Required Distributions

                    i.   Death of Contract Owner or Primary Annuitant

                         Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

                         1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

                         2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

                         3. If the Contract Owner is not an individual, then for purposes of 1. or 2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

                    ii.  Alternative Election to Satisfy Distribution
                         Requirements

                         If any portion of the interest of You described in
                         i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

                    iii. Spouse Beneficiary

                         If any portion of the interest of the Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above.

     3. Diversification Requirements. Section 817 of the Code provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as an annuity contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

          The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

          A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

          Alpine monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Alpine intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

     4. Ownership of the Assets in the Separate Account. In order for a variable annuity contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service ("IRS") has issued several rulings that discuss investor control. The IRS has ruled that certain incidents of ownership by the Contract Owner, such as the ability to select and control investments in a separate account, will cause the Contract Owner to be treated as the owner of the assets for tax purposes.

          Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, no other such guidance has been issued. Further, Alpine does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. Alpine reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.

D.   FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:

     1. Non-Periodic Distributions. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Alpine, Alpine will automatically withhold 10% of the taxable distribution.

     2. Periodic Distributions (distributions payable over a period greater than one year). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

E.   GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS

The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I commencing on page FOR information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

F.   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                                   MISCELLANEOUS

                              How We Sell Our Annuity

     Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is a wholly owned subsidiary of Hartford Financial Services Group Inc. The principal business address of HSD is the same as that of the Hartford.

     The securities will be sold by salesperson of HSD who represent Alpine as insurance and variable annuity agents and who are registered representatives.

     HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

     Commissions will be paid by Alpine and will not be more than 6% of Premium Payments. From time to time, Alpine may pay or permit other promotional incentives, in cash or credit or other compensation.

     Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

     In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Alpine may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Alpine out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

     The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, Alpine will credit the Contract with an additional 5.0% of the premium payment. This additional percentage of premium payment in no way affects present or future charges, rights, benefits or current values of other Contract Owners. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Alpine; and (2) employees and registered representatives (and their families) of registered broker-dealers (or financial institutions affiliated therewith) that have a sales agreement with Alpine and its principal underwriter to sell the Contracts.

                             Legal Matters and Experts

     There are no material legal proceedings pending to which the Separate Account is a party.

     Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Alpine Life Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.

     The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                                Year 2000 Compliance

Many existing computer programs were originally designed without considering the impact of the year 2000 and currently use only two digits to identify the year in the date field. Therefore, on January 1, 2000, unless the software is corrected or replaced, most computers with time-sensitive software programs will read the "00" to be the year "1900." This issue affects nearly all companies and organizations and could cause computer applications and systems to fail or create erroneous results for any transaction with a date of January 1, 2000 or later.

As a result, many companies must undertake major projects to address the year 2000 issue and each company's costs and uncertainties will depend on a number of factors, including its software and hardware and the nature of the industry. Companies must also coordinate with other entities with which they electronically interact, including investment advisers, brokers, transfer agents, customers, creditors and other financial services institutions.

In 1988, Alpine's ultimate parent company, Hartford Financial Services Group, Inc. ("Hartford"), recognized the importance of the year 2000 problem and the potential material adverse consequences it could have on its business and clients. By 1990, Hartford was addressing this problem with the aim of making its computer systems Year 2000 compliant by December 31, 1998. Hartford has replaced many of its older systems with new, state-of-the-art systems that are Year 2000 compliant. Currently, many of its legacy systems are already processing "2000" dates. Costs associated with these changes have been expensed by the company annually as they are incurred to avoid a significant financial impact to the company in any one year or in the future. Such amounts have not been and are not expected to be material to the company's business, operations or financial condition.

Alpine (through Hartford) is monitoring how other companies with which it does business are responding to the year 2000 problem through surveys, regular mailings. In addition, it is in the process of developing a comprehensive contingency plan. This plan will be fundamental if Hartford or a company with which it conducts business experiences year 2000 difficulties after December 31, 1999. The failure by Hartford or one its suppliers of financial services to achieve timely and complete compliance could have a material adverse effect on Hartford's ability to conduct its business, including its ability to accurately and timely respond to customers' surrender and annuitization requests.

                               ADDITIONAL INFORMATION

     Inquiries will be answered by calling your representative or by writing:

Alpine Life Insurance Company
Attn: Individual Annuity Services
P.O. Box 5085
Hartford, Connecticut 06102-5085
Telephone:  (800) [        ]

                                     APPENDIX I

                     INFORMATION REGARDING TAX-QUALIFIED PLANS

The tax rules applicable to tax-qualified contract owners, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of plan as well as the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of applicable limits, distributions prior to age
59 1/2 (subject to certain exceptions), distributions which do not conform to applicable commencement and minimum distribution rules, and certain other transactions with respect to tax-qualified plans. Therefore, this summary does not attempt to provide more than general information about the tax rules associated with use of a Contract by a tax-qualified retirement plan. Contract Owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person to benefits may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract, but that Alpine is not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless Alpine specifically consents to be bound. Additionally, some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into Alpine's administrative procedures. Contract Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Because of the complexity of these rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

A. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS Provisions of the Code permit eligible employers to establish tax-qualified pension or profit sharing plans (described in Section 401(a) and 401(k), if applicable, and exempt from taxation under Section 501(a) of the
     Code), and Simplified Employee Pension Plans (described in
     Section 408(k)). Such plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use these contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.

B. TAX SHELTERED ANNUITIES UNDER SECTION 403(b) Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations, as specified in Section 501(c)(3) of the Code, to purchase annuity contracts, and, subject to certain limitations, to exclude such contributions from gross income. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of an employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.

     Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT
     ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

     (1)  After the participating employee attains age 59 1/2;
     (2)  Upon separation from service;
     (3)  Upon death or disability; or
     (4) In the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

     Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a Section 403(b) contract as of December 31, 1988.

C.   DEFERRED COMPENSATION PLANS UNDER SECTION 457   Employees and
     independent contractors performing services for eligible employers may have contributions made to an Eligible Deferred Compensation Plan of their employer in accordance with the employer's plan and Section 457 of the Code. Section 457 places limitations on contributions to Eligible Deferred Compensation Plans maintained by a State or other tax-exempt organization. For these purposes, the term "State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State. Generally, the limitation is 33 1/3% of includable compensation (typically 25% of gross compensation) or, for 1998, $8,000 (indexed), whichever is less. Such a plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a Participant attains normal retirement age.

     An employee electing to participate in an Eligible Deferred Compensation Plan should understand that his or her rights and benefits are governed strictly by the terms of the plan and that the employer is the legal owner of any contract issued with respect to the plan. The employer, as owner of the contract(s), retains all voting and redemption rights that may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his or her plan for any charges in regard to participating therein other than those disclosed in this Prospectus. Participants should also be aware that effective August 20, 1996, the Small Business Job Protection Act of 1996 requires that all assets and income of an Eligible Deferred Compensation Plan established by a governmental employer which is a State, a political subdivision of a State, or any agency or instrumentality of a State or political subdivision of a State, must be held in trust (or under certain specified annuity contracts or custodial accounts) for the exclusive benefit of participants and their beneficiaries. Special transition rules apply to such Eligible governmental Deferred Compensation Plans already in existence on August 20, 1996, and provide that such plans need not establish a trust before January
     1, 1999. However, this requirement of a trust does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) organization, and such amounts will be subject to the claims of such tax-exempt employer's general creditors.

     In general, distributions from an Eligible Deferred Compensation Plan are prohibited under Section 457 of the Code unless made after the participating employee attains age 70/ /, separates from service, dies, or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.

D. INDIVIDUAL RETIREMENT ANNUITIES UNDER SECTION 408 Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.

     The Contracts may be offered as SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a regular IRA only after two years have expired since the participant first commenced participation in your employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a regular IRA. Alpine is a non-designated financial institution.

     Beginning in 1998, the Contracts may be offered as ROTH IRAs under Section 408A of the Code. Contributions to a ROTH IRA are not deductible. Subject to special limitations, a regular IRA may be converted into a ROTH IRA or a distribution from a regular IRA may be rolled over to a ROTH IRA. However, a conversion or a rollover from a regular IRA to a ROTH IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a ROTH IRA are tax-free.

E. FEDERAL TAX PENALTIES AND WITHHOLDING Distributions from retirement plans are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

     1. PREMATURE DISTRIBUTION Distributions from a tax-qualified plan before the Participant attains age 59/ / / / are generally subject to an additional penalty tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distributions made after the employee's death, on account of disability, for eligible medical expenses and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service after age 55. For these purposes, a life annuity means a scheduled series of substantially equal periodic payments for the life or life expectancy of the Participant (or the joint lives or life expectancies of the Participant and Beneficiary).

          In addition, effective for distributions made from an IRA after December 31, 1997, there is no such penalty tax on distributions that do not exceed the amount of certain qualifying higher education expenses, as defined by Section 72(t)(7) of the Code, or which are qualified first-time home buyer distributions meeting the requirements of

     Section 72(t)(8) of the Code.

     If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax discussed above is increased to 25% with respect to non-exempt premature distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

     2. MINIMUM DISTRIBUTION TAX If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% tax on the amount that was not properly distributed.

          An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than April 1 of the calendar year following the later of (i) the calendar year in which the individual attains age 70 1/2 or (ii) the calendar year in which the individual retires from service with the employer sponsoring the plan ("required beginning date"). However, the required beginning date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2. The entire interest of the Participant must be distributed beginning no later than the required beginning date over a period that may not extend beyond a maximum of the life expectancy of the Participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

          If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

          If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

     3. WITHHOLDING In general, distributions from IRAs and plans described in Section 457 of the Code are subject to regular wage withholding rules. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

          Other distributions from such other tax-qualified retirement plans are generally subject to mandatory income tax withholding at the flat rate of 20% unless such distributions are:

          a)   The non-taxable portion of the distribution;
          b)   Required minimum distributions; or
          c)   Direct transfer distributions.

          Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

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                                       51


                                 TABLE OF CONTENTS
                                         TO
                        STATEMENT OF ADDITIONAL INFORMATION



SECTION                                                                  PAGE
Description of Alpine Life Insurance Company
Safekeeping of Assets
Independent Public Accountants
Distribution of Contracts
Calculation of Yield and Return
Performance Comparisons
Financial Statements

This form must be completed for all tax-sheltered annuities.


SECTION 403(b)(11) ACKNOWLEDGMENT FORM


The Alpine Variable Annuity Contract that you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

     a.   Attained age 59 1/2,
     b.   Separated from service,
     c.   Died, or
     d.   Become disabled.

Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.

Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the Alpine Variable Annuity. Please refer to your Plan.

Please complete the following and return to:

Alpine Life Insurance Company
Individual Annuity Services
P.O. Box 5085
Hartford, CT 06102-5085

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


Name of You/Participant
Address
City or Plan/School District
Date:
Contract No:
Signature:

  - - - - - - - - - - - - - - - - - -


To Obtain a Statement of Additional Information, please complete the form below and mail to:

     Alpine Life Insurance Company
     Attn:  Individual Annuity Services
     P.O. Box 5085
     Hartford, CT 06102-5085


Please send a Statement of Additional Information for (Marketing Name) to me at the following address:


-----------------------------------------------
Name


-----------------------------------------------
Address


-----------------------------------------------
City/State                Zip Code


- - - - - - - - - - - - - - - - - - - - - - - -

                                       PART B

                        STATEMENT OF ADDITIONAL INFORMATION

                           ALPINE LIFE INSURANCE COMPANY
                                SEPARATE ACCOUNT ONE
                                   [PRODUCT NAME]


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus.

To obtain a Prospectus, send a written request to Alpine Life Insurance Company
Attn: Individual Annuity Services, P.O. Box 5085, Hartford, CT
06102-5085.

Date of Prospectus: [          ], 1998

Date of Statement of Additional Information: [        ], 1998

                                  TABLE OF CONTENTS


SECTION                                                                   PAGE
-------                                                                   ----

DESCRIPTION OF ALPINE  LIFE  INSURANCE COMPANY . . . . . . . . . . . . .

SAFEKEEPING OF ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . .

INDEPENDENT PUBLIC ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . .

DISTRIBUTION OF CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . .

CALCULATION OF YIELD AND RETURN. . . . . . . . . . . . . . . . . . . . .

PERFORMANCE COMPARISONS. . . . . . . . . . . . . . . . . . . . . . . . .

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .

                    DESCRIPTION OF ALPINE LIFE INSURANCE COMPANY

Alpine Life Insurance Company ("Alpine") is a stock life insurance company engaged in the business of writing life insurance in all states of the United States and the District of Columbia. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Alpine is ultimately controlled by Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Alpine. The assets are kept physically segregated and are held separate and apart from Alpine's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                           INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements and financial statement schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                             DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the securities issued with respect to the Separate Account and will offer the Contracts on a continuous basis.

HSD is a wholly-owned subsidiary of Hartford Financial Services Group Inc. The principal business address of HSD is the same as Alpine.

The securities will be sold by salespersons of HSD, who represent Alpine as insurance and Variable Annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

                           CALCULATION OF YIELD AND RETURN

YIELD AND EFFECTIVE YIELD OF THE MONEY MARKET FUND SUB-ACCOUNT. As summarized in the Prospectus under the heading "Performance Related Information," the yield of the Money Market Fund Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:
                                               365/7
     Effective Yield = [(Base Period Return + 1)    ] - 1

THE MONEY MARKET FUND SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

As the Money Market Fund Sub-Account has not been in existence for more than one year, no performance data is shown here.

CALCULATION OF YIELD. As summarized in the Prospectus under the heading "Performance Related Information," certain Sub-Accounts may advertise yield in addition to total return. Yield will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Sub-Accounts' yields will vary from time to time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the underlying Fund.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30 day period were computed by dividing the dividends and interests earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:
                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]

Where  A = Dividends and interest earned during the period.
       B = Expenses accrued for the period (net of reimbursements).
       C = The average daily number of units outstanding during the period that were entitled to receive dividends.
       D = The maximum offering price per unit on the last day of the period.

As the Sub-Accounts have not been in existence for more than one year, no performance data is shown here.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

CALCULATION OF TOTAL RETURN. As summarized in the Prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

As the Sub-Accounts have not been in existence for more than one year, no standardized returns are shown here.

In addition to the standardized total return, the Sub-Accounts may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

As the Sub-Accounts have not been in existence for more than one year, no non-standardized returns are shown here.

                              PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).

                                       PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a) All financial statements will be included in Part A and Part B of the Registration Statement, and will be filed by amendment.

     (b)  (1)    Resolution of the Board of Directors of Alpine Life Insurance
                 ("Alpine") authorizing the establishment of the Separate
                 Account.

          (2)    Not applicable.

          (3)    (a)    Principal Underwriter Agreement.(1)

          (3)    (b)    Form of Dealer Agreement.(1)

          (4)    Form of Individual Flexible Premium Variable Annuity Contract.

          (5)    Form of Application.

          (6)    (a)    Certificate of Incorporation of Alpine.

          (6)    (b)    Bylaws of Alpine.

          (7)    Not applicable.

          (8)    Fund Participation Agreement.(1)

          (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.(1)

          (10)   Consent of Arthur Andersen LLP, Independent Public
                 Accountants.(1)

          (11)   No financial statements are omitted.

          (12)   Not applicable.

          (13)   Not applicable.

          (14)   Not applicable.


--------------------
(1)  To be filed by amendment.

          (15)   Copy of Power of Attorney.

          (16)   Organizational Chart.

Item 25.  Directors and Officers of the Depositor

--------------------------------------------------------------------------------
 NAME                        POSITION WITH ALPINE
--------------------------------------------------------------------------------
 Gregory A. Boyko            Senior Vice President and Director*
--------------------------------------------------------------------------------
 Mary Jane Fortin            Chief Accounting Officer and Vice President
--------------------------------------------------------------------------------
 Lynda Godkin                Senior Vice President, General Counsel and
                             Corporate Secretary, Director*
--------------------------------------------------------------------------------
 Thomas M. Marra             Director*
--------------------------------------------------------------------------------
 Criag R. Raymond            Senior Vice President and Chief Actuary
--------------------------------------------------------------------------------
 Charles F. Shabunia         Assistant Vice President
--------------------------------------------------------------------------------
 Lowndes A. Smith            President, Chief Executive Office and Director*
--------------------------------------------------------------------------------
 David M. Znamierowski       Senior Vice President, Chief Investment Officer
                             and Director*
--------------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Filed herewith as Exhibit 16.

Item 27.  Number of Contract Owners

          Not Applicable

Item 28.  Indemnification

          To the fullest extent permitted by applicable law now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was at any time since the inception of the Corporation a Director of Officer of the Corporation, or such person is or was a Director or officer of the Corporation serving another corporation, partnership, joint venture, trust or other enterprise in any capacity at the request of the Corporation shall be indemnified by the Corporation against judgements, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) actually an necessarily incurred in connection with or as a result of such action, suit or proceeding. Indemnification under this Section shall continue as to a person who has ceased to be a Director or officer of the Corporation and shall inure to the benefit or the heirs, executors and administrators of such a person.

Item 29.  Principal Underwriters

          (a) HSD acts as principal underwriter for the following investment companies:

                 Hartford Life Insurance Company - Separate Account One
                 Hartford Life Insurance Company - Separate Account Two
                 Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
                 Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
                 Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
                 Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
                 Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
                 Hartford Life Insurance Company - Putnam Capital Manager Trust Separate
                  Account
                 Hartford Life Insurance Company - Separate Account Three
                 Hartford Life Insurance Company - Separate Account Five
                 Hartford Life and Annuity Insurance Company - Separate Account One
                 Hartford Life and Annuity Insurance Company - Putnam Capital Manager
                   Trust Separate Account Two
                 Hartford Life and Annuity Insurance Company - Separate Account Three
                 Hartford Life and Annuity Insurance Company - Separate Account Five
                 Hartford Life and Annuity Insurance Company - Separate Account Six
                 American Maturity Life Insurance Company - Separate Account AMLVA

          (b)    Directors and Officers of HSD

                 Name and Principal          Positions and Offices
                  Business Address             With  Underwriter
                 ------------------          ---------------------

                 Lowndes A. Smith            President and Chief Executive
                                             Officer, Director
                 John P. Ginnetti            Executive Vice President, Director
                 Thomas M. Marra             Executive Vice President, Director
                 Peter W. Cummins            Senior Vice President
                 Lynda Godkin                Senior Vice President, General
                                             Counsel and Corporate Secretary
                 Donald E. Waggaman, Jr.     Treasurer
                 George R. Jay               Controller

                 Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Alpine at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

          (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

          (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d) Alpine hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Alpine.

          The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                      SIGNATURES
                                      ----------

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 9th day of October, 1998.

ALPINE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT ONE
  (Registrant)

*By:  /s/ Craig R. Raymond              *By:  /s/ Marianne O'Doherty
    -------------------------------         ------------------------------------
      Craig R. Raymond                        Marianne O'Doherty
      Senior Vice President                   Attorney-in-Fact
      and Chief Actuary


ALPINE LIFE INSURANCE COMPANY

  (Depositor)

*By:  /s/ Craig R. Raymond
    -------------------------------
      Craig R. Raymond
      Senior Vice President
      and Chief Actuary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Gregory A. Boyko, Senior Vice President & Director*
Lynda Godkin, Senior Vice President,
  General Counsel & Corporate Secretary, Director*
Thomas M. Marra, Director*                        *By:  /s/ Marianne O'Doherty
Lowndes A. Smith, President, CEO & Director           --------------------------
David M. Znamierowski, Director*                        Marianne O'Doherty
                                                        Attorney-In-Fact
                                                        Dated: October 9, 1998

                                    EXHIBIT INDEX

(b)(1) Resolution of the Board of Directors of Alpine Life Insurance Company ("Alpine ") authorizing the establishment of the Separate Account.

   (4)    Form of Individual Flexible Premium Variable Annuity Contract.

   (5)    Form of Application.

   (6)(a) Certificate of Incorporation of Alpine.

   (6)(b) Bylaws of Alpine.

   (15)   Copy of Power of Attorney.

   (16)   Organizational Chart.